February 15, 2011

Mr. Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
File No. 000-19807

Dear Mr. Krikorian:

On behalf of Synopsys, Inc., this letter is being transmitted in response to a comment received from the staff (“Staff”) of the Securities and Exchange Commission by letter dated February 7, 2011, with respect to the periodic report referenced above. The numbering of the paragraph below corresponds to the numbering of the comment, which for the Staff’s convenience has been incorporated into this letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

1.	We have considered your response to prior comment 2 and continue to believe that you should amend your filing to include a signed Report of your Independent Registered Public Accounting Firm.

We respectfully advise the Staff that, on February 9, 2011, we amended the Form 10-K for the Fiscal Year Ended October 31, 2010, which amendment included a signed Report of Independent Registered Public Accounting Firm.

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Erika Varga McEnroe, Associate General Counsel, at (650) 584-4241.

Very truly yours,

/s/ BRIAN M. BEATTIE
Brian M. Beattie
Chief Financial Officer

Dr. Aart de Geus (CEO, Synopsys, Inc.)

Brian E. Cabrera, Esq. (General Counsel, Synopsys, Inc.)